

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 3, 2009

Via Facsimile and U.S. Mail

Jeffrey S. Tullman, Esq.
Kane Kessler, P. C.
1350 Avenue of the Americas
New York, New York 10019

RE: Federal Signal Corporation
Amended Preliminary Proxy Statement Filed on March 30, 2009
Filed by Warren B. Kanders, Steven R. Gerbsman, and Nicholas Sokolow
File No. 1-06003

Dear Mr. Tullman:

We have conducted a limited review of the amended filing listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PRRN14A Filed March 30, 2009

Background and Certain Contacts with the Company, page 5

1.   We note your response to comment 5 and your supplemental materials. In particular, we sought supplemental support for your assertion that independent analysts believed the sale price of E-ONE was inadequate. We note the supplemental materials attached in Appendix E and F. However, it is not clear how those articles support your claim with respect to the adequacy of the sale price. Please explain supplementally, or revise or delete the assertion in your proxy statement.

Appendix A

2.   We note your disclosure in the last sentence of the introductory paragraph that "Mr.
        Kanders subsequently hypothecated such shares to a commercial bank, as customary
        collateral to secure a line of credit." Item 5(b)(1)(viii) of Schedule 14A provides that a
        participant involved in a solicitation subject to Rule 14a-12(c) state whether the
        participant is or was within the past year a party to any contract, arrangement or
        understanding with any other person with respect to any securities of the registrant,
        including any loan arrangements. If the loan arrangement exists, the participant is
        required to identify the parties to the loan arrangement, and the details related to the
        arrangement. Please revise your disclosure accordingly, or advise.

                                        *   *   *

        Please direct any questions to me at (202) 551-3621 or, in my absence, to Christina
Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at
(202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                Sincerely,

                                Song Brandon
                                Special Counsel
                                Office of Mergers & Acquisitions